                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)<F*>

                            Enterbank Holdings, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   293638 10 2
                    ----------------------------------------
                                 (CUSIP Number)

                                Jennifer S. Smith
                            Enterbank Holdings, Inc.
                                 150 N. Meramec
                             Clayton, Missouri 63105
                                 (314) 725-5500
                    ----------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 With a copy to:

                             David W. Braswell, Esq.
                             Armstrong Teasdale LLP
                       One Metropolitan Square, Suite 2600
                            St. Louis, Missouri 63102

                     December 7, 1999 and December 9, 1999
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7(b) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of ___ Pages

--------------------------------------------------------------------------------------------------
CUSIP No. 293638 10 2                        13D                               Page 2 of 4 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald E. Henges     SSN: ###-##-####
--------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [  ]
        (b) [  ]
--------------------------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      N/A
--------------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

        [  ]
--------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER

                                           108,915
                              --------------------------------------------------------------------
       NUMBER OF                     8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          243,640
       OWNED BY               --------------------------------------------------------------------
         EACH                        9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                           108,915
                              --------------------------------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           243,640
--------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      352,555
--------------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

        [  ]
--------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.91%
--------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 293638 10 2               13D                      Page 3 of 4 Pages
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Enterbank Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the principal executive office of the Issuer is 150 N. Meramec, St. Louis, Missouri 63105.

ITEM 2.     IDENTITY AND BACKGROUND

Ronald E. Henges, an individual and United States citizen ("Henges"), is filing this Schedule 13D/A on behalf of himself. Henges is the Chairman of the Board of Directors and a Director of the Issuer. Henges's business address, and the address of his employer, is 150 N. Meramec, St. Louis, Missouri 63105.

During the past five years, Henges has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Henges currently owns (directly and indirectly) 352,555, including 42,000 shares subject to the exercise of options of the common stock of the issuer. The source of funds for purchase of these shares has been personal.

ITEM 4.     PURPOSE OF TRANSACTION

On December 7, 1999, Henges transferred 10,800 shares from a revocable trust for the benefit of his grandchildren, to which he and his spouse were trustees, to an irrevocable trust. Upon the transfer, these shares are no longer controlled or voted by Henges and are no longer part of his estate. On December 9, 1999, Henges purchased 2,500 shares titled jointly with his spouse. Henges does not have any plans or proposals that would materially change or affect the issuer or any of its subsidiaries.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Henges is the beneficial owner of 352,555 shares of Common Stock, or approximately 4.91% of the shares of Common Stock outstanding.

Henges has not affected any transaction in the Common Stock (other than in connection with the transactions described herein) in the past 60 days.

Henges does not know of any person who has the right to receive or the power to direct the receipt of dividends on the Common Stock owned beneficially by him.

Since the April 1, 1999 filing of the Form 13D, the Company has affected a 3 for 1 stock split in the form of a stock dividend. All numbers have been changed to reflect the split. The percentage beneficially owned by Henges is based upon 7,140,636 shares of Common Stock outstanding (plus 42,000 vested options) as of

--------------------------------------------------------------------------------
CUSIP No. 293638 10 2               13D                      Page 4 of 4 Pages
--------------------------------------------------------------------------------

December 7, 1999.  The percentage calculation is as follows:
((310,555+42,000)/(7,140,636+42,000))=4.91%

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Henges is a participant in the Company's incentive stock option plan. Options in the Plan vest at 20% per year for five years. The options expire after ten years. Henges currently holds 42,000 options that are vested and exercisable under this incentive stock option plan.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None

                                  SIGNATURE
                                  ---------

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



December 10, 1999                   By:  /s/ Ronald E. Henges
                                         ------------------------------------
                                         Ronald E. Henges